

September 21, 2010

O. Reid Ashe, Jr.
Chief Operating Officer
Media General, Inc.
333 E. Franklin St.
Richmond, VA 23219

> **Re:** **Media General, Inc.**
> **Form 10-K**
> **Filed February 24, 2010**
> **File No. 001-06383**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 12, 2010**

Dear Mr. Ashe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. We note your statement that your risk factors section describes "several risk factors" unique to the company. Please revise future filings to include all material risks.

Signatures, page 71

2. Please revise the second half of your signature page so that Mr. Marshall Morton signs in his individual capacity as chief executive officer. Refer to the instructions to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 2

3. Please revise this section to more specifically discuss each director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05

Executive and Director Compensation

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Approach to Determining Compensation, page 14

5. We note that you benchmark compensation by reviewing survey and proxy data of over 100 media companies. Please revise future filings to include, either in the body of your document or as an exhibit, the names of these companies.

Related Person Transactions, page 46

6. Please revise future filings to include a discussion of the consulting fees paid to Mr. Woodlief or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor